March 22, 2021

VIA EDGAR

Ms. Heather Clark and Mr. Martin James

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	McCormick and Company, Incorporated

Form 10-K for the Fiscal Year Ended November 30, 2020

Filed January 28, 2021

File No. 001-14920

Dear Ms. Clark and Mr. James,

We are writing in response to the comments that we received from you by letter dated March 9, 2021, regarding the above-referenced filing of McCormick and Company, Incorporated (the “Company”, “we” or “McCormick”). For ease of reference in this letter, those comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended November 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 32

Staff’s Comment

1.	We note that Adjusted EBITDA, net debt, and leverage ratio are financial covenants under your credit agreements. In future filings, please revise your disclosure to address the following:

•	Describe the material terms of the covenant;

•	Indicate the amount or limit required for compliance with the covenant; and

•	Disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

Refer to Question 102.09 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

McCormick’s Response

McCormick acknowledges the staff’s comments and will revise its disclosures in future filings to address the noted items. As an example of how the Company proposes to revise its future disclosures of Adjusted EBITDA, net debt, and leverage ratio, which are financial covenants under its revolving credit facilities and synthetic lease, please see Appendix A to this letter. This example represents our proposed disclosure in our upcoming Form 10-Q for the fiscal quarter ended February 28, 2021.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies – Revenue Recognition, page 61

Staff’s Comment

2.

Please revise your discussion in future filings to clarify whether revenue from the majority of contracts is recognized at a point in time, or if for certain contracts, revenue is recognized over time, upon satisfaction of the performance obligation. We note disclosure on page 61 that revenue is recognized “when control passes to the customer.” In this regard, discuss how and when transfer of control of your products occur. Refer to ASC 606-10-25-24 and 606-10-50-12(a).

McCormick’s Response

McCormick acknowledges the staff’s comments and will revise its footnote disclosures in future filings – including, for fiscal 2021, its Quarterly Reports on Form 10-Q – to include the following proposed disclosure regarding the Company’s accounting policies with respect to revenue recognition:

Our revenue arrangements generally include a single performance obligation relating to the fulfilment of a customer order, which in some cases are governed by a master sales agreement, for the purchase of our products. We recognize revenue at a point in time when control of the ordered products passes to the customer, which principally occurs either upon shipment or delivery to the customer or upon pick-up by the customer, depending upon terms included in the particular customer arrangement.

* * * * * * *

McCormick intends to file its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021 on March 30, 2021. As we hope to include these proposed revised disclosures in that filing, we respectfully request that you direct any questions or comments you may have with respect to our responses to Christina McMullen at 443-823-9589 or at tina_mcmullen@mccormick.com prior to March 30, 2021.

Sincerely,

/s/ Michael R. Smith

Michael R. Smith

Executive Vice President and Chief Financial Officer

McCormick and Company, Incorporated

cc:	Ms. Maritza G. Montiel, Chair of the Audit Committee of the Board of Directors

Mr. Lawrence E. Kurzius, Chairman, President and Chief Executive Officer

Ms. Christina M. McMullen, Vice President and Controller

Mr. Jeffery D. Schwartz, Vice President, General Counsel and Secretary

2	McCormick and Company, Incorporated Letter to United States Securities and Exchange Commission dated March 22, 2021

Appendix A

Proposed Revision to Non-GAAP Disclosure of Adjusted EBITDA, Net Debt, and Leverage Ratio

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In addition to the above non-GAAP financial measures, we use a leverage ratio which is determined using non-GAAP measures. A leverage ratio is a widely-used measure of ability to repay outstanding debt obligations and is a meaningful metric to investors in evaluating financial leverage. We believe that our leverage ratio is a meaningful metric to investors in evaluating our financial leverage, although our method to calculate our leverage ratio may be different than the method used by other companies to calculate such a leverage ratio. We determine our leverage ratio as net debt (which we define as total debt, net of cash in excess of $75.0 million) to adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). We define Adjusted EBITDA as net income plus expenses for interest, income taxes, depreciation and amortization, less interest income and as further adjusted for cash and non-cash acquisition-related expenses (which may include the effect of the fair value adjustment of acquired inventory on cost of goods sold), special charges, stock-based compensation expenses, certain gains or losses (which may include third party fees and expenses and transaction and integration costs), and pro forma Adjusted EBITDA of businesses acquired during the trailing twelve-month period then ended. Adjusted EBITDA and our leverage ratio are both non-GAAP financial measures. Our definition of the leverage ratio, which is based in part on Adjusted EBITDA, is consistent with the terms of our revolving credit facilities, which require us to maintain our leverage ratio below certain levels. We have also entered into a non-cancellable synthetic lease for a to-be-constructed distribution facility that contains covenants that are consistent with our revolving credit facilities. For further information with respect to the previously described revolving credit facilities and synthetic lease agreement, refer to note 6 and note 7, respectively, of notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended November 30, 2020.

As of February 28, 2021, our revolving credit facilities consist of a five-year $1.0 billion revolving credit facility, which will expire in August 2022, and a 364-day $1.0 billion revolving credit facility, which will expire in December 2021. In early fiscal 2021 following our acquisition of FONA, the levels specified in our revolving credit facilities under which we are required to maintain our leverage ratios were amended by the participating banks to increase the permitted maximum leverage ratios. As amended, the maximum permitted leverage ratio under the terms of those revolving credit facilities is 4.5 as of the measurement dates at the end of each fiscal quarter in the year ending November 30, 2021. That maximum ratio drops to 4.25 on February 28, 2022, and drops to 3.75 for each measurement date at the end of each fiscal quarter for the remaining term of the five-year facility. At the same time in early fiscal 2021, a similar amendment was made to our non-cancelable synthetic lease agreement for a to-be-constructed distribution facility.

As of February 28, 2021, our leverage ratio as determined under these previously described facilities was x.x as compared to the maximum permitted leverage ratio of 4.5 as of that date. We anticipate that we will comply with this financial covenant for the foreseeable future. In an unforeseen event of non-compliance with this financial covenant, we anticipate that we would undertake to renegotiate the covenant with the existing bank groups or obtain additional financing to repay the outstanding amounts under the previously described revolving credit facilities and synthetic lease, in either case the expected impact of which would be an increase in the cost of these borrowings.

3	McCormick and Company, Incorporated Letter to United States Securities and Exchange Commission dated March 22, 2021

Appendix A (Continued)

The following table reconciles our net income to Adjusted EBITDA and provides the computation of the leverage ratio, determined in accordance with the respective financial covenant under our previously described revolving credit facilities and synthetic lease, for the trailing twelve-month periods ended February 28, 2021 and November 30, 2020:

	February 28, 2021		November 30, 2020
Net income	$	xxx.x	$747.4
Interest expense		xxx.x	135.6
Income tax expense		xxx.x	174.9
Depreciation and amortization		xxx.x	165.0

EBITDA		x,xxx.x	1,222.9
Adjustments to EBITDA (1)		xxx.x	89.5

Adjusted EBITDA	$	x,xxx.x	$1,312.4

Net debt (2)	$	x,xxx.x	$4,555.8

Leverage ratio (Net debt/Adjusted EBITDA)		x.x	3.5

(1)

Adjustments to EBITDA are determined under the leverage ratio covenant in our previously described revolving credit facilities and synthetic lease agreement. Those Adjustments to EBITDA include special charges, stock-based compensation expense, interest income, transaction and integration expenses, and pro forma Adjusted EBITDA of businesses acquired by McCormick in the trailing twelve-month period. That pro forma Adjusted EBITDA of acquired businesses represents the pre-acquisition date Adjusted EBITDA of an acquired business for a period that, together with that acquired business’ Adjusted EBITDA subsequent to the acquisition included in McCormick’s consolidated results, comprises twelve months of Adjusted EBITDA of the acquired business for the trailing twelve-month period. Pro forma Adjusted EBITDA of acquired businesses included in Adjustments to EBITDA for the trailing twelve-month periods ended February 28, 2021 and November 30, 2020 were $xx.x million and $32.0 million, respectively.

(2)

The leverage ratio covenant in our previously described revolving credit facilities and synthetic lease agreement defines net debt as the sum of short-term borrowings, current portion of long-term debt, and long-term debt, less the amount of cash and cash equivalents that exceeds $75.0 million.

4	McCormick and Company, Incorporated Letter to United States Securities and Exchange Commission dated March 22, 2021